KANE KESSLER, P.C.

1350 AVENUE OF THE AMERICAS

NEW YORK, NEW YORK 10019

(212) 541-6222

May 24, 2016

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3628

Attn:	David L. Orlic, Esq. Special Counsel Office of Mergers and Acquisitions

Re:	Omega Protein Corporation Preliminary Proxy Statement on Schedule 14A filed by Wynnefield Partners Small Cap Value, L.P., et. al. Filed May 20, 2016 File No. 001-14003

Dear Mr. Orlic:

We hereby submit in electronic format with the Securities and Exchange Commission (the “Commission”), pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the “Revised Preliminary Proxy Statement”) filed by Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, Wynnefield Small Cap Value Offshore Fund, Ltd., Wynnefield Capital Management, LLC, Wynnefield Capital, Inc., Wynnefield Capital, Inc. Profit Sharing & Money Purchase Plan, Nelson Obus, Joshua H. Landes, Michael N. Christodolou and David H. Clarke (collectively, the “Wynnefield Group”) with respect to the 2016 Annual Meeting of Omega Protein Corporation (the “Company” or “Omega”).

The Revised Preliminary Proxy Statement has been revised in response to the Commission’s letter of comment dated May 23, 2016 (the “Staff Letter”). In connection therewith, set forth on Schedule A hereto are responses of the Wynnefield Group to the Staff’s Letter, which have been listed in the order of the comments from the Staff Letter.

We respectfully request that if the Staff has any remaining issues with respect to the Wynnefield Group’s responses to the Staff’s comments, a conference call should be scheduled as soon as possible between the Staff and the undersigned to promptly resolve such issues.

Please feel free to contact me at (212) 519-5101 with any questions regarding the foregoing.

Very truly yours,

/s/ Jeffrey S. Tullman
Jeffrey S. Tullman

Enclosures

cc:	David L. Orlic, Esq. (with courtesy copy via electronic mail) Bryan J. Pitko, Esq. (with courtesy copy via electronic mail) Wynnefield Capital, Inc.

Schedule A

Responses of the Wynnefield Group to the

Commission Staff Comment Letter dated May 23, 2016

Preliminary Proxy Statement on Schedule 14A

How many shares of Common Stock must be voted in favor of the Nominees…?, page 8

1.	Disclosure states that withholding authority to vote for any director nominee will have no impact on the election of directors. Similar disclosure appears on page 20. Given that there are more nominees than board seats available, and that directors are elected by a plurality of votes cast, please revise your disclosure to explain how this is the case. Withholding authority to vote with respect to a nominee would appear to result in that nominee receiving fewer votes and therefore contribute to that nominee not receiving the highest number of “for” votes.

The Wynnefield Group notes the Staff’s comment and, in response to this comment, has revised the disclosures on pages 8 and 20, respectively, of the Revised Preliminary Proxy Statement to clarify the effect of a stockholder withholding authority to vote for any of the director nominees.

Background of this Proxy Solicitation, page 10

2.	Refer to the second bullet point on page 14. Please revise to characterize it as the Wynnefield Group’s belief that the statements noted in the bullet point are “materially false and misleading.” Please also clarify this paragraph so that it is clear what the Wynnefield Group believes has been misinterpreted as an offer. In particular, the meaning of the disclosure indicating that Wynnefield Group’s counsel “proffered his analysis of the probable outcome of the proxy contest” is not clear. In responding to this comment, please be aware of Note D to Rule 14a-9 of Regulation 14A.

The Wynnefield Group notes the Staff’s comment and in response to this comment has revised the second bullet point on page 14 of the Revised Preliminary Proxy Statement to characterize statements noted in the bullet point as the Wynnefield Group’s belief. Additionally, the Wynnefield Group has further revised the second bullet point on page 14 of the Revised Preliminary Proxy Statement to clarify that the Wynnefield Group believes that the Company’s counsel misinterpreted as a settlement offer the Wynnefield Group’s counsel’s analysis and view of the probable outcome of the proxy contest if the Company’s and Wynnefield Group’s respective candidates were voted upon at the Annual Meeting.

Solicitation; Expenses, page 28

3.	Disclosure states that the Wynnefield Group “may” seek reimbursement from the registrant for expenses incurred by it in connection with the solicitation. Please revise to disclose whether reimbursement will be sought from the registrant. See Item 4(b)(5) of Schedule 14A.

The Wynnefield Group notes the Staff’s comment and, in response to this comment, has revised the disclosure on page 28 of the Revised Preliminary Proxy Statement to disclose that the Wynnefield Group will not seek reimbursement from the Company for expenses incurred by Wynnefield in course of this solicitation.